UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the period ended on December 31, 2002

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant’s name into English)

Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                           No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On March 27, 2003, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the “SVS”) a report which included information as to the Registrant’s consolidated financial position and results of operations for the period ended on December 31, 2002. Attached is a summary of such consolidated financial information. The report filed with the Superintendencia de Valores y Seguros of Chile was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLE PRESENTATION OF THE FINANCIAL STATEMENTS OF THE PERIOD ENDED DECEMBER 31, 2002, FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE.

TABLE OF CONTENTS

Pages
Consolidated Financial Statements as of December 31, 2002	3-7
Management’s Analysis of Consolidated Financial Statements Results of Gener S.A. for the period ended December 31, 2002	8-16

THE FINANCIAL STATEMENTS SUBMITTED IN THIS DOCUMENT WERE PREPARED PURSUANT TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CHILE, AND FIGURES ARE IN CHILEAN PESOS (UNLESS OTHERWISE INDICATED).

AES GENER S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2002 AND 2001

ASSETS	2002 ThCh$	2001 ThCh$	2002 ThUS$
Current assets
Cash	4.517.561	44.466.388	6.287
Time deposits	22.538.232	17.133.889	31.364
Marketable securities	5.006.520	1.631.078	6.967
Accounts receivable	41.380.647	31.723.501	57.584
Notes receivable	621.100	13.604	864
Sundry accounts receivable	2.509.216	8.440.755	3.492
Accounts and notes receiv. from rel. companies	2.900.309	289.805	4.036
Inventories	21.892.867	26.492.927	30.466
Recoverable taxes	4.510.850	261.749	6.277
Prepayments	6.662.833	4.357.507	9.272
Deferred taxes	725.864	4.056.750	1.010
Other current assets	8.914.698	17.256.193	12.405

Total current assets	122.180.697	156.124.146	170.024

Property, Plant and Equipment
Land	8.413.624	8.322.603	11.708
Constructions and infrastructure	809.605.265	794.909.314	1.126.627
Machinery and equipment	1.004.176.204	979.718.088	1.397.387
Other property, plant and equipment	11.428.557	12.908.005	15.904
Technical revaluation	41.795.668	41.850.143	58.162
Depreciation	(535.486.774)	(489.264.961)	(745.170)

Net Property, Plant and Equipment	1.339.932.544	1.348.443.192	1.864.617

Other Non-Current Assets
Investment in related companies	121.338.441	124.294.810	168.852
Goodwill	9.301.701	14.362.022	12.944
Negative goodwill	0	0	0
Long-term accounts receivable	6.572.469	9.423.713	9.146
Long-term receivables from related companies	220.162.603	178.174.390	306.373
Deferred long-term taxes	0	0	0
Intangibles	5.851.223	8.274.795	8.142
Amortization of intangibles	(4.083.003)	(3.888.883)	(5.682)
Other	63.439.189	72.349.870	88.280

Total other non-current assets	422.582.623	402.990.717	588.056

TOTAL ASSETS	1.884.695.864	1.907.558.055	2.622.696

AES GENER S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2002 AND 2001

LIABILITIES AND SHAREHOLDERS’ EQUITY	2002 ThCh$	2001 ThCh$	2002 ThUS$
Current Liabilities
Short-term bank liabilities	12.268.928	27.091.582	17.073
Short-term portion of long-term bank liabilities	16.514.072	231.478.850	22.981
Bonds payable	41.079.385	31.604.230	57.165
Short-term portion of long-term liabilities	14.258.548	10.390.221	19.842
Dividends payable	147.207	67.218	205
Accounts payable	39.794.070	46.379.233	55.376
Notes payable	0	4.141.803	0
Sundry payable	828	1.780.168	1
Accounts and notes payable to rel. companies	1.674.478	2.429.707	2.330
Provisions	7.408.499	12.748.657	10.309
Withholdings	1.164.977	721.100	1.621
Income Taxes payable	229.248	0	319
Uninvoiced income	382.435	0	532
Deferred taxes	0	0	0
Other current liabilities	0	0	0

Total current liabilities	134.922.675	368.832.769	187.755

Long-Term Liabilities
Long-term bank liabilities	237.573.498	46.933.208	330.601
Bonds payable	673.050.820	672.348.881	936.601
Notes payable	2.470.740	9.490.944	3.438
Long-term payables to related companies	0	0	0
Provisions	21.286.005	16.077.065	29.621
Deferred long-term taxes payable	9.874.993	8.552.083	13.742
Other	27.594.966	39.966.277	38.400

Total long-term liabilities	971.851.022	793.368.458	1.352.404

Minority Interest	6.828.749	7.800.650	9.503

Shareholders´ Equity
Paid-in capital	654.074.615	654.074.615	910.194
Technical revaluation reserve	0	0	0
Share premium	29.242.922	29.242.922	40.694
Other reserves	50.530.190	49.409.349	70.317
Future dividends reserve	4.829.292	9.210.329	6.720
Retained earnings	0	919.076	0
Retained losses	0		0
Net income for the period	32.416.399	(5.178.175)	45.110
Interim dividends	0	0	0
Subsidiary development stage deficit	0	(121.938)	0

Total shareholders’ equity	771.093.418	737.556.178	1.073.035

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1.884.695.864	1.907.558.055	2.622.696

AES GENER S.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT FOR THE PERIOD ENDED DECEMBER 31st.

	2002 ThCh$	2001 ThCh$	2002 ThUS$
Operating results:
Operating revenue	370.550.999	357.419.590	515.650
Operating expense	(231.768.516)	(255.047.352)	(322.523)

Gross profit	138.782.483	102.372.238	193.126

Administration and sales costs	(20.911.481)	(30.023.703)	(29.100)

Operating income	117.871.002	72.348.535	164.026

			233.013

Non-Operating results
Financial income	35.955.623	17.427.840	50.035
Share of net income of related companies	1.781.306	8.456.816	2.479
Other non-operating income	6.734.523	78.930.280	9.372
Share of loss of related companies	(2.162.555)	(7.894.493)	(3.009)
Amortization of goodwill	(985.210)	(1.133.621)	(1.371)
Financial expense	(72.714.795)	(73.563.794)	(101.188)
Other non-operating expenses	(29.858.808)	(64.764.693)	(41.551)
Price-level restatement	1.406.133	3.922.749	1.957
Foreign exchange variation	(19.333.654)	(29.373.872)	(26.904)

Non-operating income (expense)	(79.177.437)	(67.992.788)	(110.181)

Income before income taxes and minority interest	38.693.565	4.355.747	53.845
Income taxes	(4.453.760)	(10.086.905)	(6.198)
Minority interest	(1.823.406)	(1.634.487)	(2.537)
Amortization of negative goodwill	0	2.187.470	0

Net income	32.416.399	(5.178.175)	45.110

AES GENER S.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENT FOR THE PERIOD ENDED DECEMBER 31ST

	Current From 01.01.2002 To 31.12.2002 ThCh$	Current From 01.01.2001 To 31.12.2001 ThCh$	Current From 01.01.2002 To 31.12.2002 ThUS$
Cash Flow from operating activities
Collection of accounts receivable	385.005.373	338.396.657	535.764
Financial income received	13.629.540	18.731.791	18.967
Dividends and ither distributions received	684.681	9.557.725	953
Others Income received	3.659.344	9.079.180	5.092
Payment to suppliers and personnel	(208.730.879)	(237.389.065)	(290.465)
Financial expenses	(73.093.567)	(69.156.065)	(101.715)
Payments for income taxes	(169.115)	(59.171)	(235)
Others expenses	(15.137.366)	(13.311.071)	(21.065)
VAT and Others Similar Items paid	(23.262.114)	(31.539.670)	(32.371)
NET CASH PROVIDED BY OPERATING ACTIVITIES	82.585.897	24.310.311	114.925
Cash Flow from financing activities
Proceeds from issuance of shares	6.975	0	10
Borrowings from banks and others	22.957.755	114.374.368	31.947
Proceeds from issuance of bonds	0	0	0
Others Borrowings from related companies	0	0	0
Others	0	0	0
Dividends paid	(2.990.810)	(152.848.697)	(4.162)
Capital decrease	0	0	0
Payments of loans	(79.654.258)	(111.417.443)	(110.845)
Payments of bonds	(32.223.470)	(6.399.820)	(44.841)
Payments of loans from related companies	(8.837.041)	0	(12.297)
Payments of costs associated with issuance of shares	0	0	0
Payments of costs associated with issuance of bonds	0	0	0
Others financing activities	(737.697)	0	(1.027)
NET CASH PROVIDED BY FINANCING ACTIVITIES	(101.478.546)	(156.291.592)	(141.215)
Cash Flow from investing activities
Sales of properties, plants and equipments	2.692.224	224.359	3.746
Sales of permanent investments	26.554.537	297.851.667	36.953
Sales of other investments	6.148.400	32.966.171	8.556
Proceeds from loans to related companies	7.422.905	29.707.816	10.330
Other investing activities	0	0	0
Acquisition of fixed assets	(11.057.545)	(22.517.012)	(15.387)
Payment of capitalized interest	(604.603)	(651.743)	(841)
Permanent Investments	(999.850)	(5.710.681)	(1.391)
Investment in financial instruments	(9.303.772)	(26.607.237)	(12.947)
Loans to related companies	(29.484.695)	(176.329.175)	(41.030)
Others investing activities	(2.251.929)	(279.646)	(3.134)
NET CASH USED IN INVESTING ACTIVITIES	(10.884.328)	128.654.519	(15.146)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(29.776.977)	(3.326.762)	(41.437)
Price-level restatement of cash and cash equivalent	4.096.427	1.586.108	5.700
NET DECREASE OF CASH AND CASH EQUIVALENTS	(25.680.550)	(1.740.654)	(35.736)
Cash and Cash equivalents at beginning of year	65.634.191	67.374.845	91.335
CASH AND CASH EQUIVALENTS AT END OF YEAR	39.953.641	65.634.191	55.599

RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD AND NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	Current From 01.01.2002 To 31.12.2002 ThCh$	Current From 01.01.2001 To 31.12.2001 ThCh$	Current From 01.01.2002 To 31.12.2002 ThUS$
Net income	32.416.399	(5.178.175)	45.110

Sales of Assets	6.728.460	(43.157.700)	9.363
Gain on sales of property, plant and equipment	1.080.837	(222.947)	1.504
Gain on sales of investments	0	(71.698.908)	0
Losses on sales of investments	5.647.623	28.764.155	7.859
Gain on sales of others assets	0	0	0

Adjustments to reconcile net income to net cash provided by operating activities	65.920.244	100.143.531	91.733
Depreciation	49.574.794	46.486.299	68.987
Amortization of intangibles	255.088	7.465.218	355
Provisions and write-offs	5.535.682	16.382.714	7.703
Participation in net income of related companies	(1.781.306)	(8.456.816)	(2.479)
Participation in net loss of related companies	2.162.555	7.894.493	3.009
Amortization of goodwill	985.210	1.133.621	1.371
Amortization of negative goodwill	0	(2.187.470)	0
Price-level restatement	(1.406.133)	(3.922.749)	(1.957)
Exchange difference	19.333.654	29.373.872	26.904
Others credits to income that do not represent cash flow	(12.910.882)	(2.065.506)	(17.966)
Others debts to income that do not represent cash flow	4.171.582	8.039.855	5.805

Change in operating assets	(22.200.410)	(7.209.145)	(30.894)
Increase of accounts receivable	(1.681.479)	2.709.626	(2.340)
Increase of inventories	4.298.252	(5.496.833)	5.981
Decrease of others assets	(24.817.183)	(4.421.938)	(34.535)

Change in operating liabilities	(2.102.202)	(21.922.687)	(2.925)
Increase (decrease) of accounts payable to related companies	(13.697.547)	(26.921.963)	(19.061)
Increase (decrease) of interest payable	(2.517.213)	2.699.619	(3.503)
Increase (decrease) net of income taxes payable	11.040.219	5.629.129	15.363
Increase in others accounts payable related to non-operating results	1.181.329	(2.039.719)	1.644
Increase (decrease) of VAT and other similar payables	1.891.010	(1.289.753)	2.631

Income of minority interest in net income	1.823.406	1.634.487	2.537

Net cash provided by operating activities	82.585.897	24.310.311	114.925

Management and Discussion Analysis

Results AES Gener S.A. at December 31, 2002

I.    Summary

The following section analyzes the Consolidated Financial Statements of AES Gener S.A. (“Gener”) at December of the year 2002 and explains the main changes that have occurred with respect to the same period of the previous year. Next, we provide a summary of the information included in those Statements. All currency amounts are expressed in constant Chilean pesos at December 31, 2002 purchasing power; therefore, all comparisons refer to real variations between this date and December 31, 2001.

The Company’s assets and liabilities have been valued and presented according to the accounting criteria and standards explained in detailed in the respective notes to the Consolidated Financial Statements of the Company.

II.	Comparative Analysis and explanation of the main observed trends

a.	Liquidity

Liquidity		December 2002	December 2001
Current assets / current liabilities	(times)	0,91	0,42
Acid-test ratio)	(times)	0,24	0,17

Liquidity ratio showed a considerable increase from 0,42 to 0,91, due to current liability decrease by 63 percent and a decrease by only 22 percent of current asset. The variation of Current asset is mainly explained by the decrease in (i) cash by $39,948 million pesos, (ii) others current assets by $8,341 million pesos, (iii) various debtors by $5,931 million pesos, (iv) existences by $4,600 million pesos. This was partially offset by the increase in debtors by $9,657 million pesos in sales and return-on taxes by $4,249 million pesos.

Current liability decrease by 63 percent, mainly by the decrease of banking and financial liabilities by $214,965 million, as a result of the change of Chivor’s debt to long term debt, after the refinancing obtained during 2002.

b.	Indebtedness

Indebtedness		December 2002	December 2001
Total liability / equity	(times)	1,42	1,56
Current liability / total liability	(times)	0,12	0,32
Long term liability / total liability	(times)	0,88	0,68
Total liability	(million Ch$)	1,106,774	1,162,201
Coverage financial expenses	(times)	1,53	1,06

Ratios between liability and equity decreased as a consequence of redemptions during the year 2002, liabilities decreased by $55,428 million pesos, this effect was offset by the variation in exchange rate over debts.

Short term liabilities had a net decrease of $233,910 million pesos, basically explained by: (1) the change of Chivor’s debt to long term debt, (2) decrease on bank liabilities due to payment of ETFC debt, and (3) decrease of provisions related to expected losses during the year 2001 as a result of the sales of the subsidiaries Oilgener, Carbones del Cesar, Ecogener and Explotaciones Sanitarias.

Likewise, long term liabilities recorded an increase by 23 percent (equivalent to $178,483 million pesos) primarily due to: (1) transfer of Chivor’s debt to long term debt, after restructuring of credit conditions in August of last year, and (2) variation in exchange rate effect over bank liabilities and bonds.

The ratio represented by current liability over total liability decreased due to the fact the Colombian subsidiary Chivor debt was restructure and extended its maturity to the year 2006 and the payment of total short term bank liabilities with Royal Bank of Canada and Citibank, both of Energy Trade subsidiary.

The coverage of financial expenses improved as a consequence of the annual balance which offset financial expenses increase due to the variation in exchange rate.

c.	Activity

Capital		December 2002	December 2001
Shareholder’s equity	(million Ch$)	771,093	737,556
Net property, land and equipment	(million Ch$)	1,339,933	1,348,443
Total assets	(million Ch$)	1,884,696	1,907,558

d.	Results

Results		December 2002	December 2001
Operating revenues	(million Ch$)	370,551	357.420
Operating costs	(million Ch$)	(231,769)	(255,047)
Operating income	(million Ch$)	117,871	72,349
Financial expenses	(million Ch$)	(72,715)	(73,564)
Non-operating income	(million Ch$)	(79,177)	(67,993)
R.A.I.I.D.A.I.E. (1)	(million Ch$)	57,606	30,940
Operating EB.I.T.D.A. (2)	(million Ch$)	167,701	126,300
Gain (loss) for the year	(million Ch$)	32,416	(5,178)

(1)	Corresponds to the following items of the income statements. Result before income tax and extraordinary items, except exchange rate differences, except price-level restatement, and except amortization of goodwill

(2)	Corresponds to the following items of the income statements. Operating income plus depreciation rates for the year and redemptions of intangibles

Operating revenues

At December 2002, Gener’s consolidated operating revenues totaled a $370,551 million pesos, $13,131 million pesos higher than the year 2001. This increase is mainly due to: (1) higher revenues obtained in the SING, due to the readjustment of power and higher physical sales ($9,672 million pesos), (2) increase in financial sales to the main regulated clients, mainly Chiletra and Chilquinta, and (3) increase in sales in the Colombian market ($9.820 million pesos), which offset lower revenues in fuel sales, consulting and others ($6,616 million pesos) due to lower physical sales to industrial clients and Electica Guacolda.

The contribution over total sales of the different markets where the Gener group operates were as follows: SIC 43 percent, SING 25 percent, Colombia 22 percent, fuel sales and technical assistance to third parties 10 percent.

The distribution of physical energy in GWh at December 2002 and 2001 was as follows:

	2001		2002
SIC	7,208	49%	6,565	41%
SING	2,702	18%	3,035	19%
R.M. sales 88/2001	86	1%	158	1%
Colombia	4,664	32%	6,339	39%

Total	14,660		16,097

Sistema Interconectado Central (SIC):

Physical sales of electricity on the SIC during 2002 decrease by 7.8 percent due to less sales to clients and the termination of Electrica Santiago contracts.

Revenues coming from the electricity business on the SIC amounted to $160,563 million pesos, amount under the $171,073 million pesos registered in the year 2001. This variation is explained mainly by the termination of the contracts between Electrica Santiago and Endesa, ended in June 2001, and was offset by higher revenues coming from sales to regulated clients due to the increase in the average sales price.

Sistema Interconectado del Norte Grande (SING):

The revenues generated by Gener and Norgener activities on the SING increased from $72,216 million pesos to $92,654 million pesos, due to: (1) The net effect of the mentioned power readjustment which positively affect the outcomes and broadly, offsetting the negative effect impact of Norgener subsidiary for the same concept, (2) increase in physical sales to the spot market on the SING, due to higher dispatch of Central Salta and in less extend, the increase of exchange rate effect in sales contract to the Zaldivar and Lomas Bayas mining clients.

Summing up, the revenues from the Chilean electricity sector increased from $243,290 to $253,217 million pesos between 2001 and 2002.

Sistema Interconectado Nacional Colombiano (SIN):

Chivor’s revenues increased by $9,901 million pesos, as a consequence of higher revenues coming from clients under contracts. On the other hand, physical sales at December 2002 increased by 1,675 GWh with regard to the same period of previous year, mainly due to the increase in sales in the spot market, nevertheless, the prevailing average prices were lower. In Colombian pesos, the average sales price to clients under contract went from $57/kWh to $65/kWh, while in the spot market went to an average price of $53/kWh during the year 2001 and $49/ kWh during the year 2002.

Other Businesses:

Revenues associated to other lines of business reported revenues by $36,527 million pesos, showing a decrease by $6,616 million pesos with respect to year 2001, explained by less coal sales to Electrica Guacolda (from $10,608 million pesos to $4,460 million pesos) and to industrial clients (from $17,075 million pesos to $13,531 million pesos). According to sales tonnage there was a decreased of approximately 405 thousand MT.

Operating Costs

The proportion of fixed and variable operating costs with respect to total operating costs is shown in the table that follows:

	January – December (MM$)
	2002		2001
Variable operating costs	163.366	70%	191,835	75%
Fixed operating costs	68,403	30%	63,211	25%
TOTAL	231,769	100%	255,047	100%

At December 2002 operating costs went down 10 percent ($23,278 million pesos) primarily as a result of the decrease in: (1) fuel consumption, (ii) capacity purchases on the SIC and SING markets, (iii) lower prices, and (iv) coal sales costs due to less amount of tonnage sale during the year 2002 as compared to year 2001.

Variables Costs

Variable costs decrease by $28,470 million pesos, as a result of (1) the amount of coal consumed was 67 percent less than the year 2001, (2) fuel consumption cost of Termoandes subsidiary decreased by $9,335 million pesos due to the “pesofication” of consumption and gas transport contracts, (3) less cost associated to energy purchases and capacity ($8.301 million pesos) and (4) lower costs related to fuel sales ($5,974 million pesos) due to a decrease in physical sales to Guacolda and industrial clients.

Chile

Gener and its subsidiaries thermal generation on the SING during the year 2002 was 2,146 GWh while during the year 2001 thermal generation was 2,595 GWh. However, as a result of the termination of certain Eléctrica Santiago subsidiary contracts, it was not necessary to increase purchases in the spot market, resulting in an important decrease in costs related to this concept. On the SING, net generation was 2,051 GWh, corresponding to an increase by 640 GWh regarding generation of the year 2001. This increase is primarily due to the higher dispatch of Central Salta of Termoandes, as a result of a regulation change allowing to increase the maximum generation of the units operating in the SING and the extraordinary generation of Norgener units as a result of the shut down of one of gas station supplying the north of Chile, during the second quarter of the yea 2002.

Colombia

Variable operating costs increased by $2,410 million pesos, mainly, due to cost associated with energy purchase by $2,860 million pesos.

Fixed Costs

Fixed costs increased by $5,192 million pesos to December of 2002, primarily due to the increase of depreciation costs. The former implied an increase by $3,108 million pesos of fixed costs, due to higher dispatch of Termoandes, depreciating its assets according to the generation hours and the exchange rate effect over foreign subsidiaries costs.

Administrative and selling costs

At December 2002, administrative and selling expenses decreased by 44 percent reaching $20,911 million pesos. This decrease is explained as during the year the associated cost related to the personnel lay-off program were disclose and reported $ 6,398 million pesos over profits during 2001.

Operating Income

At December 31, 2002, Gener reported a positive consolidated operating income of $117,871 million pesos, a figure which is $45.523 million pesos higher than the recorded in the year 2001 ($72,349 million pesos). The latter is explained fundamentally by: (i) decreased in fuel and capacity on the SIC and SING markets, (ii) the positive impact in operating incomes at consolidated level of the capacity readjustment on the SING, higher incomes by sales on the SING sport market and free clients, and increase in sales to the Colombian market, and (iii) less administration and sales costs.

Non Operating Revenues

Non operating income

	January – December (MM$)
	2002	2001
Financial Income	35,956	17,428
Other non operating income	6,734	78,930

Total non operating income	42,690	96,358

Non operating income decrease by $53,668 million pesos compared to the year 2001. This variation is explained basically by profits generated by the sales assets process during the year 2001 involving Central Puerto, Puerto Ventanas, Hidroneuquén, CCNI, Agunsa and Portuaria Cabo Froward, among others ($71,699 million pesos).

The increased in financial incomes by $18,528 million pesos is due to the recognition of interest related to the intercompany loan between AES Gener and its parent company Inversiones Cachagua.

Non operating expenses

	January – December (MM$)
	2002	2001
Financial expenses	72,715	73,564
Other non operating expenses	29,859	64,765

Total non operating expenses	102,574	139,329

Financial expenses decreased by $849 million pesos regarding previous year, due to decrease in bank and financial institutions liabilities of Energy Trade and Chivor subsidiary.

Non operating expenses in 2002 showed a $6,326 million pesos decrease regarding the year 2001. This decrease is explained mainly by the fact that during the year 2001 extraordinary losses derived from Hidroneuquén, CCNI and Agencias Universales S.A. ($27,636 million pesos) sales and losses due to sales process of Oilgenr and FellBlock ($8,326 million pesos). During the year 2002, increases are mainly explained by waste material removal ($3,707 million pesos) and other provisions and losses from the assets sales process of Ecogener, Explotaciones Sanitarias and Carbones del Cesar ($2,823 million pesos).

Investment in related companies

	January – December (MM$)
	2002	2001
Gain from investment in related companies	1,781	8,457
Loss from investment in related companies	(2,163)	(7,894)
Amortization of goodwill	(985)	(1,134)

Total gain (loss) from investment in related companies	(1,367)	(571)

Investments contribution in related companies were $795 million pesos less, due to the decrease in capital contribution of subsidiaries that were sold during the year 2001.

Minority Interest

Minority interest increased by $189 million pesos primarily due to the increase by $5,631 million in Electrica Santiago subsidiary share, in which Gener has 90 percent of shareholding.

Price-level Restatement and Exchange Rate Differences

The price-level restatement generate a profit of $1.406 million pesos, less by $3,923 million pesos profit recorded in the year 2001. The difference is explained primarily as the variation in CPI during the year 2002 was 3.0 percent compared to a 3.1 percent factor used in the year 2001.

Exchange rate differences generated a negative effect of $19,334 million pesos in the year 2002, compared to $29,.374 million losses in the year 2001. This less impact is mainly due to the devaluation of the Argentine peso during the year 2002, which affected investments in Argentina, and the less devaluation of the Chilean peso, affecting the consolidated debts. Exchange rate showed a nominal devaluation of the peso of 9.8 percent from the closing of the year 2001 and December 2002, as compared with a nominal devaluation of 14.2 percent of the period January-December of the year 2001.

Tax on income

The tax on income effect decreased from $10,087 million pesos to $4,454 million to December 2002. This variation is explained, basically, by a tax reclassification in Chivor and tax losses related to exchange rate differences of the Argentine subsidiaries.

Net Income

During the year 2002, the Company recorded a net income of $32,416 million pesos, while at year-end 2001, it obtained a loss of $5,178 million pesos. It is important to mentioned a higher operating income of 63 percent ($36,410 million pesos) obtained during the period, offsetting the higher non-operating losses by $11,184 million pesos due to less revenues of sold-out related companies and incomes obtained through that process during the previous year.

e.    Profitability

Profitability		December 2002	December 2001
Return-on-assets (1)	(percent)	1,71	(0.25)
Return-on-equity (1)	(percent)	4.30	(0.64)
Return-on-operating assets (2)	(percent)	8.77	4.66
Net income/Share (3)	(pesos)	5.71	(0.92)
Return dividends (4)	(percent)	0.09	(29.52)

(1)	Return-on-assets and return-on-equity are calculated considering cumulated net income as of December of each year.
(2)	Operating assets considered for this ratio is the total amount of fixed assets.
(3)	Net income per share to December 2002 and 2001 was calculated considering the number of paid-in share of each year.
(4)	During the year 2001 extraordinary dividends were distributed out of withholding net income, therefore estimated withhold calculated herewith is not representative.

Return-on-assets increased as a result of net income obtained as to December 2002 by $32,416 million, as compared to the loss of $5,178 million pesos of the same period of 2001. Return-on-equity also improved due to a higher net income during 2002.

Operating assets ratios increased strongly due to improvement in the operating range, explained by the increase in operating income by $13,131 million pesos, decrease in operating costs by $23,278 million pesos and administration and sales expenses by $9,112 million pesos.

Profit per share is explained by an increased of annual balance as it was no variation in the number of shares.

III.	Analysis of differences between main assets of book values, market values and/or economic value.

Fixed assets decreased by $8,510 million pesos, mainly due to the depreciation of the period. Setting aside that effect, fixed assets increased as a result of exchange rate variation over subsidiaries assets in Argentina and Colombia.

On the other hand, current assets experienced a severe decrease due to cash disbursement required for certain short term loan payment and as a result of debt restructuring concentrated mainly in the second semester of year 2002.

Other Assets showed an increased due to interest on account receivables to related companies, mainly by Gener’s loan to Inversiones Cachagua

No significant differences between assets of book value and economic values are expected.

IV.	Analysis of the most important variation occurred during the period, in the associated markets, competition encountered and relative interest.

Market:

Gener S.A. capacity activity in Chile is mainly developed on two mayor electric systems, Sistema Interconectado Central (SIC), serving from the South of Region II to Region X and Sistema Interconectado del Norte Grande (SING), serving from Region I and part of Region II. On the other hand, Gener also participates in the Colombian electrical market and posses facilities in Argentina, but supplies the north system through a transmission line.

SIC: During the period January-December 2002, the increase of sales in electric energy on the SIC was 4.1 percent compared to the increase by 4.4 percent of the year 2001. During the year 2002, the average marginal cost on the SIC was 11,7 mills/kWh (Alto Jahuel

220 kV) while during the year 2001, the average price reached 14, mills/kWh. During the fourth quarter 2002, the average marginal cost was 4,8 mills/kWh versus 12,9 mills/kWh at same period of previous year, due to higher water resources.

SING: The increase of sales in electric energy on the SING during the year 2002 was 5,5 percent while during the year 2001 the increase of sales reached 7,1 percent. The average price during the analyzed period was 15,9 mills/kWh, slightly less to the average marginal cost of the year 2001 which was 16,4 mills/kWh. This slight difference is due to the decrease of the average sales costs during the fourth quarter by 16,0 mills/kWh versus 13,1 mills/kWh, due to greater operation (related to Escondida Phase IV trials) of certain “less efficient” units at a minimum technical not affecting market prices, but increasing equalization between competitors in the system.

Colombia: Chivor in one of the major operators on the SIN. During the year 2002, electrical demand on the SIN showed an increase of 3,3 percent. Due to a higher water availability during this period, average sales costs on the Energy Exchange have decreased to an average level of 19,4 mills/kWh for the year 2002, as compared to 23,1 mills/kWh during same period of year 2001.

Competitors and relative interest :

During the year 2002, the contribution of the Gener’s thermal plants has been less as compared to same period of year 2001 due to the higher water resources available in the system. At December 2002, the Gener’s group companies, including Guacolda contributed with 19% of the total SIC generation, while during the same period of the year 2001 the contribution was 21 percent.

On the SING, the contribution of the group companies (Norgener and Termoandes) reached 21 percent of the total net generation as compared with a 15 percent at December 2001. This increase is primarily due to a higher dispatch allowed to Central Termoandes which increased from 180 WW to 220 WW and to a higher generation of Norgener as a result of the shut down of one of the gas station supplying the north of Chile.

In Colombia, Chivor’s sales represented 14 percent of the total demand for electricity in Colombia, as compared with the 10 percent at the closing on December 2001. This increase is mainly due to higher water availability allowing Chivor to increase its generation to supply of owned contracts and increase in sales in the spot market

V.	Description and analysis of the main net flows components caused by the operating, investment and financing activities of the corresponding period.

The total net flow at December 2002 was negative by $29,777 million pesos, while during the year 2001 was negative by $3,327 million pesos.

Operating activities generated a positive flow of $82,586 million pesos, higher than the recorded in the year 2001, explained by the higher collection of trade receivables ($46,609 million pesos) and lower payment to suppliers and personnel ($28,658 million pesos), VAT payments and others ($8,278 million pesos) broadly offsetting increase in interest rate ($3,938 million pesos), decrease in dividends and other observed dispatching ($8,873 million pesos) and observed financial revenues ($5,102 million pesos).

Financing activities generated a negative flow by $101,479 million pesos during the year 2002, as positively compared with the negative flow of same period of year 2001 by $156,291 million pesos. The difference is, mainly, explained by less extraordinary dividends payment by $149,858 million pesos, offset by the negative net effect between borrowings and loans payments by $59,652 million pesos and higher public liabilities by $25,824 million pesos.

Finally, investing activities called for $10,884 million pesos outflow, that compared to the $28,655 million pesos income of the year 2001. Due to the a decrease in investment sales by $271,297 million pesos at December 2002, loans collection to related companies during the year 2001 by $29,708 million pesos (as up to December 2002 were $7,.423 million pesos), offset by a decrease in permanent investments and fixed assets by $16,170 million pesos and less loans to related companies by $146,844 million pesos.

VI.	Analysis of Market Risk

The company has no formal coverage policies for risks related to exchange rates and interest rates. However, the Board is permanently evaluating alternatives to determine the convenience of performing coverage contracts in order to minimize the above mentioned risk.

Interest rate

At December 31,2002, 74 percent of Gener long term loans were at a fixed rate and 26 percent were at a variable rate. All long-term loans at a variable rate were denominated in dollars and accrued Libor interest rate. At the closing date of the financial statement, exposure stems basically from loans of Chivor (320 million dollars), Energía Verde S.A. (25 million dollars) and Energy Trade and Finance Corp. (22 million dollars).

Exchange rate

At December 31, 2002 close to 98 percent of our long-term obligations that accrued interest rates were exposed to the variation in the exchange rate between the US dollar and the Chilean peso. The remaining 2% are obligations denominated in UF (Electrica Santiago bond for an equivalent of 1,086,000 UF)

Other risks related to the electric market

Tariff setting: Most of Gener revenues are related with the node price fixed by the authority every six months. In Chile the main components of the tariff setting formula for the node price are expressed in dollars. The former generates a natural coverage for the effects of a fluctuation of the dollar with relation to the Chilean peso.

Fuel prices: As Gener is a company with a mainly thermal generation mix, if fuel price variation, such as coal, natural gas and diesel, experienced significant price increases may caused changes in the company cost structure.

Natural gas supply: Gas supply comes from Argentina, and, therefore plants using natural gas may be affected, however, in Electrica Santiago subsidiary, the plant is in condition to operate with alternative fuel (diesel)

Electrical regulation changes: Presently an a Electric Law project is being discussed in the Congress. The results of these modifications and impact in company’s outcome are unknown.

Composition of operating revenues and costs in foreign currency at December each year

Item	Currency	2002%	2001%
Operating Revenues	Dollar (US$) (1)	99	98
	UF and indexed Pesos	—	—
	Non indexed Pesos	1	2
Operating Costs	Dollar (US$) (1)	80	77
	UF and indexed Pesos	15	18
	Non indexed Pesos	5	5

(1)	Revenues originated from sales contracts at the node price, which are indexed every six months to the exchange rate for the dollar.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

By:	/S/ FRANCISCO CASTRO
Francisco Castro Chief Financial Officer